UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Vitacura 2670, Twenty-Third Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated September 30, 2008

FOR IMMEDIATE RELEASE

For more information contact:

Rosita Covarrubias / Macarena Gili

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CONVERGENCE TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(Santiago, Chile, September 30, 2008) In compliance with Oficio Circular N 457 of Superindendencia de Valores y Seguros (SVS), attached you will find the information regarding the adoption of the International Financial Reporting Standards (IFRS), as per the following detail:

  Main Accounting Policies applicable in IFRS.
  Entities Functional Currency.
  Net worth reconciliation as of December 31st, 2007. As requested in the Oficio Circular mentioned above, this is a preliminary estimate and variations to the figures informed could arise due to the complexity of matters involved.

  Main Accounting Policies applicable in IFRS

Compañía Cervecerías Unidas S.A. (CCU) and its affiliates will adopt all the International Financial Reporting Standards. With regards to the identified items in which the adoption could have effects, the Management has approved the following main accounting policies:

  Price level restatement:

  - For the inception, the price level restatement booked in non-monetary assets and liabilities will be eliminated with the exception of what indicates IFRS 1 for fixed assets and intangible assets. Notwithstanding, the paid capital balance will remain with its price level restatement, considering that it has been legally capitalized.

    From then on the price level restatement will be discontinued for all non-monetary items

    Sales Account Receivables: acknowledgement in sales of the implicit interest considering specifically defined terms (IAS 39).

    Inventories: valued by absorption, without price level restatement, controlled on the basis of FIFO method (IAS 2).

    Advertising expenses not related to future services: to be charged as expenses in the Profit and Loss Statement (IAS 38).

    Expenses and discounts related to the funding obtainment: to be shown as a lower liability balance, applying the effective rate method.

    Fixed Assets: they are appraised according to the following criteria (IAS 16 and IFRS 1):

    - For the inception: book value and for land, specific appraisal.

    - From then on, amortized cost.

    Biological assets: to maintain the historic cost registration, as indicated on IAS 41.

    Business Combinations: the investments are to be valued as per the following (IFRS 1, IFRS 3):

    - For existing investments: Accounting value as Fair value.

    - For new investments: Acquisition method (fair value).

    Goodwill: to maintain the book value, no further amortization and it is subject to impairment tests (IFRS 3).

    Negative Goodwill: to eliminate this record (IFRS 3).

    Brands: to adjust their value to historic cost, no further amortization and remain subject to impairment tests (IAS 38).

    Provisions for severance related to years of service: to adjust them based on actuarial studies (IAS 19).

    Bottles and containers collateral deposits: to maintain the criteria of adjusting the liability based on an estimate of bottles and containers in control of clients and final consumers. This issue remains pending of the final definition of the present discussions held at the IASB interpretation commission (IFRIC).

    Financial Assets and Liabilities: in general, financial investments are registered at fair value. In the future they will be classified in 3 groups, as stated in IAS 39, in accordance with the financial administration policies defined in each circumstance. With regards to derivatives, regardless of what can be defined for future operations, they will remain registered at fair value through profit and loss.

    Dividends payable: for reporting purposes, the minimum legal payable will be registered as liability.

  II. Entities functional currency

  Compania Cervecerias Unidas S.A. performed the Entity Functional Currency analysis according to the International Accounting Standard N 21, The effects of change in foreign exchange rates, hereafter IAS 21.

  Considering the application of the IAS 21 analysis, according to IFRS:

  The currency of influence in the selling prices and product costing of CCU for it's companies in Chile, is the Chilean Peso for all analyzed businesses, thus being it it's Functional Currency. Moreover, for all the overseas companies, which are considered as an extension of its operations, the Functional Currency is the Chilean Peso.

  The currency of influence in the selling prices and product costing of CCU for its companies in Argentina, is the Argentine Peso for all the businesses analyzed, being it's Functional Currency.

  We inform here that we have our external auditors formal approval of the analysis performed with regards to the Functional Currency of Compania Cervecerias Unidas S.A. and affiliates. The auditors' review was based on information prepared by the Company.

  III. Net worth reconciliation as of December 31st, 2007
ASSETS	Balance as of Dec 31st, 2007 Chilean GAAP	Balance as of Dec 31st, 2007 Chilean GAAP-Functional Currency	MIGRATION TO IFRS EFFECT	IFRS BALANCE
	M$	M$	M$	M$
TOTAL CURRENT ASSETS	334,405,228	334,379,508	(3,948,325)	330,431,182
Cash and cash equivalent	116,768,826	116,768,826	0	116,768,826
Financial assets	290,189	290,189	313,677	603,866
Accounts receivable-sales	104,759,040	104,745,453	(91,231)	104,654,221
Accounts receivable-other	15,300,735	15,300,544	0	15,300,544
Accounts receivable from related companies	5,733,556	5,733,554	0	5,733,554
Inventories (net)	77,380,594	77,407,498	(2,913,938)	74,493,560
Pre-paid taxes	2,935,373	2,935,372	0	2,935,372
Deferred taxes	1,582,061	1,582,061	1,759,575	3,341,635
Other current assets	9,654,856	9,616,012	(3,016,408)	6,599,604

TOTAL FIXED ASSETS	393,980,914	380,374,121	41,254,683	421,628,804
Land	20,200,877	19,465,259	83,499,108	102,964,367
Constructions and other infrastructure works	113,067,071	107,582,329	(2,038,000)	105,544,329
Machinery and equipment	303,358,773	283,193,658	(27,299,508)	255,894,151
Other fixed assets	378,190,426	360,408,666	(12,906,918)	347,501,748
Increase arising from technical appraisal	9,535,008	8,867,784	0	8,867,784
Depreciation (less)	(430,371,240)	(399,143,576)	0	(399,143,576)

TOTAL OTHER ASSETS	98,230,345	91,353,807	(9,375,331)	81,978,475
Investment in unconsolidated affiliates	31,525,454	31,477,626	(58,109)	31,419,517
Investment in other companies	19,743	19,743	0	19,743
Goodwill	29,709,060	25,025,930	0	25,025,930
Negative Goodwill (less)	(623,484)	(385,233)	385,233	0
Accounts receivable-long term	27,037	27,037	0	27,037
Accounts receivable from related companies-long term	284,457	284,457	0	284,457
Deferred taxes-long term	0	0	0	0
Intangibles (net)	7,723,319	6,641,402	(1,542,561)	5,098,841
Other	29,564,759	28,262,844	(8,159,893)	20,102,951
TOTAL ASSETS	826,616,487	806,107,435	27,931,026	834,038,461

LIABILITIES AND SHAREHOLDERS' EQUITY	Balance as of Dec 31st, 2007 Chilean GAAP	Balance as of Dec 31st, 2007 Chilean GAAP-Functional Currency	MIGRATION TO IFRS EFFECT	IFRS BALANCE
	M$	M$	M$	M$
TOTAL CURRENT LIABILITIES	150,715,084	150,715,084	752,864	151,467,949
Short term borrowings-banks and financial institutions	6,351,351	6,351,351	0	6,351,351
Dividend and bond payables short term portion	19,673,340	19,673,340	0	19,673,340
Accounts payable	60,370,067	60,370,067	0	60,370,067
Other payables	6,557,196	6,557,196	0	6,557,196
Accounts payable to related companies	3,443,606	3,443,606	0	3,443,606
Provisions and retentions	48,231,585	48,231,585	752,864	48,984,449
Income tax	5,085,117	5,085,117	0	5,085,117
Deferred taxes	0	0	0	0
Other current liabilities	1,002,824	1,002,824		1,002,824

TOTAL LONG-TERM LIABILITIES	219,511,210	219,511,210	7,838,987	227,350,197
Long term borrowings banks and financial institutions	107,110,542	107,110,542	(1,596,838)	105,513,704
Bond payables long term portion	55,973,638	55,973,638	125,235	56,098,872
Documents payable-long term	1,393,209	1,393,209	0	1,393,209
Other payables-long term	1,169,252	1,169,252	0	1,169,252
Long term accounts payable to related companies	610,093	610,093	0	610,093
Long term provisions	11,953,355	11,953,355	2,912,084	14,865,439
Deferred taxes-long term	15,124,808	15,124,808	6,398,506	21,523,314
Other long term liabilities	26,176,314	26,176,314	0	26,176,314

MINORITY INTEREST	54,594,332	52,104,201	(457,361)	51,646,841

TOTAL SHAREHOLDERS' EQUITY	401,795,860	383,776,940	19,796,535	403,573,475
Common Stock	197,925,086	197,925,086	0	197,925,086
Equity price restatement reserve	0	0	0	0
Share premium	15,479,173	15,479,173	0	15,479,173
Other reserves	(21,788,821)	(21,788,821)	0	(21,788,821)
Retained earnings	210,180,422	192,161,501	19,796,535	211,958,036
Reserve for future dividends	0	0	0	0
Accumulated profit	145,950,841	127,931,920	19,796,535	147,728,455
Accumulated loss (less)	0	0	0	0
Current year's profit (loss)	79,199,216	79,199,216	0	79,199,216
Provisory dividend (less)	(14,969,635)	(14,969,635)	0	(14,969,635)
Development period accumulated deficit	0	0	0	0
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	826,616,487	806,107,435	27,931,026	834,038,461

  Also, for presentation effects, the difference of the minimum required dividend to be paid will be reclassified of the equity, and it represents a total of M$8,790,133.

  CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu-sa.com.

  Signatures

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Compañía Cervecerías Unidas S.A.

  (United Breweries Company, Inc.)

  /s/ Ricardo Reyes

  Chief Financial Officer

  Date: September 30, 2008